UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Fourth Quarter and Full Year 2019 Results of International Game Technology PLC

On March 3, 2020, International Game Technology PLC (the “Company”) reported results for the fourth quarter and full year ended December 31, 2019.

A copy of the news release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

The Company’s Annual Report on Form 20-F for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission will be filed on March 3, 2020.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Fourth Quarter and Full Year 2019 Results,” dated March 3, 2020
99.2	Presentation “2019 Fourth Quarter and Full Year Results ended December 31, 2019,” dated March 3, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Fourth Quarter and Full Year 2019 Results,” dated March 3, 2020
99.2	Presentation “2019 Fourth Quarter and Full Year Results ended December 31, 2019,” dated March 3, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary